Exhibit 23.2

INDEPENDENT AUDITOR’S CONSENT

We consent to the use in this Registration Statement of The Active Network, Inc. on Form S-1 of our report dated March 31, 2004 (except for Note 11, as to which the date is April 14, 2004, which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in its method of accounting for goodwill and intangible assets to conform with Statement of Financial Standards (“SFAS”) No. 142 and its change in its method for accounting for stock-based employee compensation to conform with the minimum value based method under SFAS No. 123 by adopting the modified prospective method as described in SFAS No. 148), appearing in the Prospectus, which is part of this Registration Statement. We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/    Deloitte & Touche LLP

San Diego, California

April 15, 2004